UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 26, 2015

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes  ☐ No  ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Index to Exhibits

The information contained in this Report on Form 6-K, excluding the information set forth in Exhibit No. 1, shall be incorporated by reference in the prospectus relating to the Registrant’s debt securities contained in the Registrant’s Registration Statement on Form F-3 (File No. 333-185478), as such prospectus may be amended or supplemented from time to time.

On May 26, 2015, Westpac announced that after a distinguished career spanning nearly 30 years with Westpac, Rob Whitfield has decided to leave the Group to seek new opportunities. Following a global search, Lyn Cobley has been appointed as Group Executive, Westpac Institutional Bank (WIB).

Ms Cobley is a highly-regarded senior executive with more than 20 years’ experience in financial services. She has held a variety of senior roles at the Commonwealth Bank of Australia (CBA) including serving as Group Treasurer from 2007 to 2013 and currently as Executive General Manager, Retail Products & Third Party Banking. She was also Head of Financial Institutions at Barclays Capital in Australia, Head of Securitisation at Citibank in Australia, and CEO of Tradingroom (a JV between Macquarie Bank and Fairfax).

Mr Whitfield will leave Westpac on July 10, 2015, and Ms Cobley will commence with the Group in September.

Index to Exhibits

Exhibit No.	Description

1	Media Release: Group Executive Changes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date:	May 26, 2015	By:	/s/ Sean Crellin
Sean Crellin
Director, Legal